DRAFT

Laura E. Flores
202.739.5684
lflores@morganlewis.com

February XX, 2008

VIA Edgar Correspondence

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Rydex Series Funds (the "Trust") – Post-Effective Amendment ("PEA") No. 72
        (File Nos. 33-59692 and 811-07584)

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 72, filed on November 8, 2007 for the purpose of incorporating disclosure regarding the Managed Futures Strategy Fund's (the "Fund") wholly-owned subsidiary. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Prospectuses and/or Statement of Additional Information ("SAI").

1.   <u>Comment.</u>   Please explain why the Fund is not subject to Rule 35d-1 under the Investment Company Act of 1940. In the alternative, please include the requisite 80% investment policy that states that the Fund will invest at least 80% of its assets in futures.

       <u>Response.</u>   We do not believe that Fund's name is "likely to mislead an investor about the Fund's investment emphasis,"[1] nor do we believe that the Fund's name requires the Fund to comply with Rule 35d-1. Rule 35d-1 requires that an "investment company with a name that suggests that the company focuses its investments in a particular type of investment (*e.g.*, the ABC Stock Fund or XYZ Bond Fund) or in investments in a particular industry . . . invest at least 80% of its assets in the type of investment suggested by the name."[2] The Fund's name does not suggest that it focuses its investments in a

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[1] Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2001).

[2] Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2001).

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particular type of investment, such as bonds or stocks, but instead suggests that the Fund pursues an investment strategy similar to that employed by managed futures account money managers, which involves long and short positions in futures contracts and options on futures contracts to manage the account's exposure to the market.

Until recently, the term "managed futures" was used most often to refer to a 30-year-old industry of professional money managers who manage client assets on a discretionary basis in accordance with proprietary trading models that dictate optimum combinations of long and short positions in commodities and financial futures contracts.[3] However, now that other types of investment vehicles, such as open-end investment companies, are implementing strategies that are either similar to those used by managed futures account money managers or seek to achieve the same result as the investment strategies used by managed futures account money managers, "managed futures" has become synonymous with the investment program or strategy employed by such professional money managers. Rule 35d-1 "does not apply to fund names . . . that connote types of investment strategies as opposed to types of investments,"[4] therefore, because "managed futures" connotes a type of investment strategy, which is dependent on the use of more than one type of investment (*i.e.*, options contracts, futures contracts, and government securities), we do not believe that the inclusion of "managed futures" in the Fund's name requires the Fund's compliance with Rule 35d-1.

Even if the term "managed futures" does fall within the scope of Rule 35d-1, we believe that the Fund should be treated in the same manner as the Rydex Commodities Strategy Fund. In reliance on guidance from the SEC staff (the "Staff"), our client revised the Rydex Commodities Strategy Fund's former name to include the word "strategy," which the Staff advised would be sufficient to remove the Fund from the ambit of Rule 35d-1. The Staff subsequently clarified that the inclusion of "strategy" in a fund's name would not necessarily be sufficient to remove every fund from the ambit of Rule 35d-1. The Staff further distinguished the Rydex Commodities Strategy Fund and other similar funds due to their practical inability to invest directly in commodities in compliance with the requirements set forth in Rule 35d-1 and still maintain their status as an investment company under the Investment Company Act of 1940 (the "1940 Act").

Similarly to the Rydex Commodities Strategy Fund, in order for the Fund to maintain its status as an investment company under the 1940 Act and to comply with Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), it is not possible for it to invest at least 80% of its assets in the types of futures contracts necessary to achieve the Fund's investment objective. As disclosed in the Fund's Prospectus, the Fund seeks to provide investment results that match the performance of a

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[3] National Futures Association Glossary at http://www.nfa.futures.org/BASICnet/glossary.aspx?term=M; *See also* John Summa, *A Primer on Managed Futures* at http://www.investopedia.com/articles/optioninvestor/05/070605.asp.

[4] Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2001).

benchmark for measuring trends in the commodity and financial futures markets. The Fund's current benchmark is the S&P Diversified Trends Indicator® (the "S&P DTI"). The S&P DTI is an investable long/short strategy consisting of 24 futures contracts, with a 50% weighting in financial futures and 50% weighting in commodities futures.[5] Thus, in order for the Fund to achieve its investment objective by primarily investing in futures contracts in accordance with Rule 35d-1 it would have to invest approximately 50% of the Fund's assets in commodity futures contracts.

While the status of a commodity futures contract under the 1940 Act is not certain, commodity futures contracts are regulated exclusively by the Commodity Futures Trading Commission and are deemed not to be stocks or securities under certain provisions of the Code, including for purposes of satisfying the good income requirements set forth in Subchapter M.[6] Therefore, in order to maintain its qualification as a regulated investment company for purposes of Subchapter M and its unquestioned status as an investment company under the 1940 Act, it is not able to invest directly in commodity and financial futures contracts to the extent necessary to comply with the 80% requirement set forth in Rule 35d-1. For these reasons, we believe the Staff should treat the Fund similarly to the Rydex Commodities Strategy Fund and confirm that the inclusion of "strategy" is sufficient to remove the Fund's name from the scope of Rule 35d-1.

2.   Comment.   To what extent will the Fund invest in other pooled investment vehicles that are not registered pursuant to the Investment Company Act of 1940.

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[5] *See* Standard & Poor's description of the S&P DTI at http://www2.standardandpoors.com/portal/site/sp/en/us/page.topic/indices_ss_dti/2,3,4,0,0,0,0,0,0,1,1,0,0,0,0,0.html. for more information.

[6] *See e.g.*, Rev. Rul. 71-568, 1971-2 C.B. 312 (holding that commodity futures contracts are not stock or securities for purposes of Section 1091 wash sale rules); Rev. Rul. 72-457, 1972-2 C.B. 510 (holding that, based on Rev. Rul. 71-568, income from buying and selling of commodity futures is not passive income within the meanding of Section 1372 of the Code). In fact, the IRS has stated as follows:

"It is generally believed that 'commodity' futures contracts are excluded from the definition of 'security' because they are judged on the market by their prospect of return which is dependent primarily on factors other than the success of the productive activities of the issuer."

GCM 39526 (July 8, 1986)(noting that Rev. Ruls. 71-568 and 72-457 are not binding in determining whether municipal bond index futures (which are financial futures instruments) are securities). *But cf.* GCM 39447 (Nov. 19, 1985)("…[a] regulated futures contract may be a futures contract on either a commodity or a financial instrument. Whether the regulated futures contract is a security normally will depend on the nature of the underlying property. For example, it is generally accepted that futures contracts on physical commodities are not securities. *See* Rev. Rul 71-568 … and Rev. Rul. 72-457….").

Response. Currently the Fund invests in approximately ten (10) investment vehicles that are organized as grantor trusts and registered under the Securities Act of 1933. The Fund's current cumulative investment in these investment vehicles is less than 8% and the Fund's investment in each investment vehicle is less than 2%. While the Fund expects these percentages to fluctuate, it does not anticipate investing in any one issuer to an extent great than 5% nor does it expect to have a cumulative investment in such investment vehicles that is greater than 20%.

3. Comment. Please discuss which sections of the Investment Company Act of 1940 the Subsidiary will comply with. In particular, please explain whether the Subsidiary will comply with Sections 15, 17, and 18 of the Investment Company Act of 1940 and the Fund's valuation policies and procedures.

Response. As disclosed in the Fund's Prospectus, the Subsidiary is not registered under the 1940 Act and, therefore, is not subject to those provisions of the 1940 Act that are applicable to registered investment companies, including Section 15 of the 1940 Act. As a practical matter, the investment adviser to the Subsidiary will serve in that capacity pursuant to a written contract, which has been approved by the vote of a majority of the outstanding voting securities of the Subsidiary. In addition, the investment adviser to the Subsidiary also serves as the investment adviser to the Fund. Thus, in its capacity as an investment adviser to the Fund, it is subject to Section 15. With respect to Section 17 of the 1940 Act, the Subsidiary will comply with Section 17 to the extent it is required to as an affiliated person of a registered investment company.

As a condition to the Fund's request for a private letter ruling from the Internal Revenue Service, the Subsidiary will comply with the requirements of Section 18(f) of the 1940 Act, Investment Company Act Release No. 10666, and related SEC guidance pertaining to asset coverage with respect to transactions in commodity index swap agreements and other transactions in derivatives. In addition and as further disclosed in the Fund's Prospectus, the Subsidiary will follow the same compliance policies and procedures, to they extent they are applicable to its investment activities (except that the Subsidiary may invest in commodity-linked derivative instruments to a greater extent than the Fund), as the Fund, including the Fund's fair valuation procedures. Thus, while the Subsidiary is not required to comply with Rule 38a-1 under the 1940 Act, it will effectively comply with Rule 38a-1 by virtue of its stated obligation to comply with the majority of the Fund's compliance policies and procedures adopted pursuant to and in compliance with Rule 38a-1. Lastly, to the extent they are applicable to the investment activities of the Subsidiary, the Subsidiary will be subject to the same fundamental and certain other investment restrictions as the Fund.

4. Comment. Under "A Brief Guide to the Benchmark," please revise the fifth complete sentence to clarify what is meant by adding liquidity to the investment.

Response. We have revised the language as follows (new language appears in bold for the purposes of this correspondence only):

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A BRIEF GUIDE TO THE BENCHMARK

THE S&P DIVERSIFIED TRENDS INDICATOR® ("S&P DTI"). The S&P DTI is constructed using a rules-based strategy that targets particular risk and return characteristics of an asset class or segment of the market. The S&P DTI does not intend to passively represent the commodities markets. Instead, the S&P DTI follows a quantitative methodology to track the prices of a diversified portfolio of 24 futures contracts ("components"). The components are grouped into sectors that are designed to reflect and track (price) trends while maintaining low volatility. The exposure of the components is divided equally (50%/50%) between tangible commodities and financials in order to increase the internal non-correlation among the components, **which generally helps to mitigate the risk, and to increase the liquidity of an investment in the components of the S&P DTI**. Commodity sector weights are based on generally known world production levels. Weightings of the financial sectors are based on, but not directly proportional to, gross domestic product (GDP). Components of each sector are chosen based on fundamental characteristics and liquidity. The methodology of the S&P DTI is designed with a focus on capturing both up and down price trends. Systematic rules are employed to establish a "long" or "short" component position. Sectors are rebalanced monthly; components are rebalanced annually.

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I hereby acknowledge on behalf of Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5684.

Sincerely,

Laura E. Flores

cc: Joanna M. Haigney
          W. John McGuire, Esq.

1-WA/2883613.4